SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                                TELOS CORPORATION
    -----------------------------------------------------------------------
                                (Name of Issuer)


     12% Cumulative Exchangeable Redeemable Preferred Stock, $.01 par value
     -----------------------------------------------------------------------
                         (Title of Class of Securities)


                                    8796B200
     -----------------------------------------------------------------------
                                 (CUSIP Number)


                                Andrew R. Siegel
                       c/o Costa Brava Partnership III, LP
                           237 Park Avenue, Suite 800
                            New York, New York 10017
                                 (212) 692-6395
     -----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   May 3, 2005
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Costa Brava Partnership III, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                              436,811
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                                     0
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                 436,811
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                             0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     436,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 3 of 11
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Roark, Rearden & Hamot, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                                    0
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               436,811
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                       0
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       436,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     436,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 4 of 11
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seth W. Hamot
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                                    0
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               436,811
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                       0
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       436,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     436,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 5 of 11
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     White Bay Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                                    0
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               436,811
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                       0
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       436,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     436,811
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                    Page 6 of 11
                                  SCHEDULE 13D

CUSIP NO. 8796B200
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Andrew R. Siegel
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                                    7   SOLE VOTING POWER
NUMBER OF                                                               14,476
SHARES                              --------------------------------------------
BENEFICIALLY                        8   SHARED VOTING POWER
OWNED BY                                                               436,811
EACH                                --------------------------------------------
REPORTING                           9   SOLE DISPOSITIVE POWER
PERSON                                                                  14,476
WITH                                --------------------------------------------
                                    10  SHARED DISPOSITIVE POWER
                                                                       436,811
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     451,287
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 1 to SCHEDULE 13D

         This amendment ("Amendment No. 1") amends the Schedule 13D previously filed on March 25, 2005 (the "Schedule") by Costa Brava Partnership III, LP ("Costa Brava"), Roark, Rearden & Hamot, LLC ("Roark"), Seth W. Hamot ("Hamot"), White Bay Capital Management, LLC ("White Bay"), and Andrew R. Siegel ("Siegel") with the Securities and Exchange Commission with respect to the 12% Cumulative Exchangeable Redeemable Preferred Stock, $0.01 par value ("Redeemable Preferred Stock") of Telos Corporation, a Maryland corporation (the "Issuer"). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 1 speaks only as of its date. Costa Brava, Roark, Mr. Hamot, White Bay and Mr. Siegel are collectively referred to herein as the "Reporting Persons".

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4. Purpose of Transaction appearing in the Schedule is amended in its entirety to read as follows:

         The Reporting Persons acquired the shares of Redeemable Preferred Stock reported in Item 5 in open market transactions. The Reporting Persons currently hold their shares of Redeemable Preferred Stock for investment purposes. However, the Reporting Persons intend to closely monitor the Company's performance and may modify their plans in the future. In their capacities as holders of the Redeemable Preferred Stock, the Reporting Persons have contacted, and intend to contact, members of the Company's board of directors or management from time to time to discuss shareholder concerns. In addition, the Reporting Persons and their representatives and advisers have communicated, and intend to communicate, with other shareholders, industry participants and other interested parties concerning the Company, its operations and prospects, and general corporate governance matters. The Reporting Persons may in the future contact other shareholders to (1) effectuate appropriate changes in the manner in which the Issuer conducts its business, (2) make the Board of Directors more responsive to shareholder concerns, or (3) facilitate a recapitalization of the Issuer.

         In that regard, on May 3, 2005, Andrew R. Siegel, on behalf of Costa Brava, sent a letter to the Committee of Independent Directors of the Board of Directors of the Issuer jointly with other holders of the Redeemable Preferred Stock. A copy of the letter is filed as Exhibit
         99.1 hereto and incorporated herein by reference. The letter urges the Committee of Independent Directors to consider a strategic transaction such as, but not limited to, a public equity offering or a merger transaction so that the Issuer may recognize its unrealized value and raise sufficient funds to fulfill its contractual obligations to redeem the Redeemable Preferred Stock on November 21, 2005.

         The signatories to the letter included three (3) other holders of the Redeemable Preferred Stock. A fourth holder is expected to sign onto the letter shortly. The signatories to the letter expressly state that they are not acting together for purposes of acquiring, holding, voting, or disposing of any equity security of the Issuer, and they expressly deny that they constitute a group within the meaning of
         Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         Although the Reporting Persons do not have any current plans other than as described in the preceding paragraphs, the Reporting Persons may in the future exercise any and all of their respective rights available to them as holders of the Redeemable Preferred Stock and beneficiaries of the accrued and unpaid dividends of the Redeemable Preferred Stock in a manner consistent with their interests. More specifically, the Reporting Persons may vote the Redeemable Preferred Stock as permitted by the Issuer's governing corporate documents. Also, depending on their evaluation of various factors, including the investment potential of the Redeemable Preferred Stock, the Company's business prospects and financial position, other developments concerning the Company, the price level and availability of the Redeemable Preferred Stock, available opportunities to acquire or dispose of the Redeemable Preferred Stock, realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities, developments relating to the business of the Reporting Persons and other factors deemed relevant, the Reporting Persons may take such actions with respect to their holdings in the Company, including the redemption amount of the Redeemable Preferred Stock and the accrued and unpaid dividends of the Redeemable Preferred Stock, as they deem appropriate in light of circumstances existing from time to time, including the first mandatory redemption date of the Redeemable Preferred Stock and associated unpaid and accrued dividends on November 21, 2005. Such actions may include the purchase of additional shares of Redeemable Preferred Stock in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares now owned or hereafter acquired.

         As of the date of this Amendment No. 1, except as set forth above, none of the Reporting Persons has any present plan or intention which may result in or relate to any of the actions described in subparagraphs
         (a) through (j) of Item 4 of Schedule 13D.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1      Joint Filing Agreement
         Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule 13D is true, complete and correct.


Dated:  May 6, 2005                    COSTA BRAVA PARTNERSHIP III, LP

                                       By:  Roark, Rearden & Hamot, LLC
                                            Its General Partner

                                       By:  /s/ SETH HAMOT
                                            -----------------------------------
                                            Name:  Seth W. Hamot
                                            Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By:  /s/ SETH HAMOT
                                            -----------------------------------
                                            Name:  Seth W. Hamot
                                            Title: Manager


                                       /s/  SETH HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By:  /s/ ANDREW R. SIEGEL
                                            ------------------------------------
                                            Name:  Andrew R. Siegel
                                            Title: Manager


                                       /s/  ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1     Joint Filing Agreement, dated as of May 6, 2005.

Exhibit 99.1 Letter dated May 3, 2005 to the Committee of Independent Directors of the Board of Directors of the Issuer

                       EXHIBIT 1 - JOINT FILING STATEMENT

         Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the Amendment No. 1 to Schedule 13D for Telos Corporation is filed on behalf of each of us. This agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

Dated:  May 6, 2005                    COSTA BRAVA PARTNERSHIP III, LP

                                       By:  /s/ SETH HAMOT
                                            -----------------------------------
                                            Name:  Seth W. Hamot
                                            Title: Manager


                                       ROARK, REARDEN & HAMOT, LLC

                                       By:  /s/ SETH HAMOT
                                            -----------------------------------
                                            Name:  Seth W. Hamot
                                            Title: Manager


                                       /s/  SETH HAMOT
                                       -----------------------------------------
                                       Seth W. Hamot


                                       WHITE BAY CAPITAL MANAGEMENT, LLC

                                       By:  /s/ ANDREW R. SIEGEL
                                            ------------------------------------
                                            Name:  Andrew R. Siegel
                                            Title: Manager


                                       /s/  ANDREW R. SIEGEL
                                       -----------------------------------------
                                       Andrew R. Siegel

                                                                    Exhibit 99.1

Dr. Fred C. Ikle
Mr. David Borland
Ambassador Langhorne A. Motley
Committee of Independent Directors of the Board of Directors
Telos Corporation
c/o Joseph M. Berl
Powell Goldstein LLP
901 New York Avenue, N.W.
Washington, D.C. 20001-4413

May 3, 2005

Gentlemen:

The parties signing this letter (the "Signatories") are responding to your recent letters to them soliciting their input to the financial restructuring of Telos Corporation1 (the "Company"). As the Signatories are among the largest holders of the Company's sole public security, they are pleased to provide a joint response based on the verbal acknowledgement by legal counsel to the Independent Committee.

The Signatories each hereby acknowledges and agrees that, by holding discussions and meetings relating to a possible restructuring of the capital of the Company, and by delivering this proposal in connection with such possible restructuring, none of the Signatories has acted together nor agreed to act together with another for purposes of acquiring, holding, voting or disposing of an equity security of the Company or for any other purpose, and therefore the Signatories do not constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Neither the submission of this letter nor anything contained herein or discussed shall be construed as an admission that the Signatories constitute a "person" or "group" for any purpose, or an admission that any Signatory is, for the purposes of
Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the equity securities of the Company owned by any other Signatory. The Signatories expressly acknowledge and agree that no Signatory has any shared voting or dispositive power over the equity securities of the Company owned by any other Signatory. Except for the submission of this letter in response to the solicitation of the Company, the Signatories do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with or among each other with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or dispositive power over the securities of the Company.

-------------------------
(1) Formerly C3 Inc

Each of the Signatories is aware that the security that he owns, Telos' 12% Cumulative Exchangeable Redeemable Preferred Stock (the "Security"), was issued in 1989 as a component of the leveraged buyout ("LBO") of C3 Inc. by C3 Acquisition Corp. Each of the Signatories is also aware that the Security has a first mandatory redemption date of November 21, 2005 at a price of $10 per share, plus accrued and unpaid, contractually obligated dividends.

As you are aware, the Security is a fixed obligation of the Company and the holders of the Security are not considered by the Company to be equity participants, as disclosed in the October 20, 1989 Proxy Statement/Prospectus:

         "As a result [of receiving the Security] the public shareholders of the Company [existing prior to completion of the LBO] will be deprived of the opportunity to share in any future earnings or growth of the Company"

Additionally, each of the Signatories is aware of the Board of Directors' disclosure statements made in the Company's SEC filings on Forms 8-K, 10-Q and 10-K beginning in March 2004 that the Company believes it will more likely than not be unable to meet the redemption schedule in accordance with the contractual obligations set forth in the terms of the Security.

Each of the Signatories acknowledges that based on the Company's Form 10-K for the fiscal year ended December 31, 2004, on that date, the Company did not have sufficient cash on hand to effect the mandatory redemption that is scheduled to commence this year in accordance with the contractual obligations of the Company under the terms of the Security. However, each of the Signatories believes that the Company has substantial unrealized total enterprise value ("TEV") that could be unlocked by the Board of Directors through a strategic transaction such as, but not limited to, a public equity offering or a merger transaction (a "Strategic Transaction"). Such a Strategic Transaction is interesting because it has the potential to unlock substantial value that can be made available to the Company to provide "legally available funds" to either completely or near completely fulfill the contractual obligations of the Company under the terms of the Security.

Based on independent analysis conducted by certain of the Signatories, and submitted in the enclosed summary, each of the Signatories estimates that the Company's unrealized TEV is at least between $80 million and $100 million.

In exploring the Company's ability to execute a Strategic Transaction, some of the Signatories have had informal extensive discussions with nationally-recognized investment banks that specialize in the Company's sector, including Friedman Billings Ramsey, BB&T Windsor Group, RBC Capital Markets, Stephens Financial Group and Morgan Joseph. These investment banks have expressed confidence in their respective independent abilities to successfully execute a Strategic Transaction on behalf of the Company.


The Committee of Independent Directors, in addition to the entire Board of Directors, has a fiduciary duty to direct and aggressively pursue a Strategic Transaction that would unlock the unrealized TEV and provide "legally available funds" for fulfilling the contractual obligations of the Company under the terms of the Security.

To assist the Committee of Independent Directors and the Company in facilitating a Strategic Transaction for the purposes of unlocking unrealized TEV and fulfilling the contractual obligations of the Company under the terms of the Security, some interest has been expressed by the Signatories in the possibility that holders of the Security may consent to a reduction to the dollar amount of the accrued and unpaid dividends currently due and owed by the Company ($38.75 million as of March 31, 2005).

Each of the Signatories would welcome an opportunity to meet with you to discuss these issues. The Signatories understand from certain conversations with Counsel to the Committee of Independent Directors that a meeting will be held on May 10, 2005 at the office of Powell Goldstein. Subject to scheduling, each of the Signatories would be very pleased to meet with you at that time.


Sincerely,

/s/ TIMOTHY G. EWING                         /s/ ANDREW R. SIEGEL
----------------------------------           -----------------------------------
Timothy G. Ewing                             Andrew R. Siegel
Ewing & Partners                             Costa Brava Partnership III, L.P.


/s/ NELSON OBUS
----------------------------------           -----------------------------------
Nelson Obus                                  Victor Morgenstern
Wynnefield Capital Management, LLC


/s/ DAVID P. COHEN
----------------------------------
David P. Cohen
Athena Capital Management, Inc.

Enc: summary valuation analysis

Submission to Committee of Independent Directors               Telos Corporation

                                                      Indicative
                                                  Valuation Mutiples
                                                 -------------------
Comparable M&A Transactions
     Revenue multiples:                            0.7x   -   2.3x
     EBITDA multiples:                             6.6x   -   16.6x


Comparable Public Equity Market
     Revenue multiples:                            0.7x   -   2.5x
     EBITDA multiples:                             8.2x   -   17.4x

Indicative Multiple Range
     Revenue multiples                             0.7x   -   2.5x
     EBITDA multiples                              6.6x   -   17.4x


     Telos LTM, as of 12/31/2004 (in $ millions)
           Revenue                               $116.7
           EBITDA                                $  7.4
            Adjusted EBITDA (1)                  $  9.7

(1) EBITDA adjusted for discretionary cash bonuses and "consulting fees" to the majority common shareholder

Submission to Committee of Independent Directors               Telos Corporation

                                                 Indicative
                                                 Value Ranges             Mid
                                               ($ in millions)           Point
                                           ----------------------      ---------
Comparable M&A Transactions
     Revenue                               $83.1     -     $264.5        $173.8
     EBITDA                                $48.3     -     $122.2        $ 85.2
     Adjusted EBITDA (1)                   $63.6     -     $161.0        $112.3

Comparable Public Equity Market
     Revenue                               $84.2     -     $291.2        $187.7
     EBITDA                                $60.3     -     $128.0        $ 94.2
     Adjusted EBITDA (1)                   $79.4     -     $168.7        $124.0

Indicative Value Range
     Revenue                               $83.1     -     $291.2        $187.1
     EBITDA                                $48.3     -     $128.0        $ 88.2
     Adjusted EBITDA (1)                   $63.6     -     $168.7        $116.1

(1) EBITDA adjusted for discretionary cash bonuses and "consulting fees" to the majority common shareholder

Submission to Committee of Independent Directors               Telos Corporation


                            [GRAPHIC CHART OMITTED]


                           Indicative Valuation Ranges
                                 ($ in millions)

                LTM Adj. EBITDA           $63     -     $168

                LTM EBITDA                $48     -     $128

                LTM Revenue               $83     -     $291


Submission to Committee of Independent Directors               Telos Corporation

($MM)                                                                                          Target       TEV/       TEV/
   Date                                                                         Transaction     LTM         LTM        LTM
 Announced         Target                              Acquirer                   Value        Revenue     Revenue    EBITDA
------------- ------------------------------------ ---------------------------- ---------- ------------  --------- ----------
  4/26/2005   PEC Solutions, Inc.                  Nortel Networks Inc.             $448.0       $202.7       2.2x      14.0x
  3/22/2005   ComGlobal Systems,
              Incorporated                         Analex Corp.                     $ 47.0       $ 39.5       1.2x       9.2x
  2/18/2005   SYTEX Group Inc.                     Lockheed Martin
                                                   Corporation                      $462.0       $425.0       1.1x         NA
  2/18/2005   Integic Corporation                  Northrop Grumman Corporation     $313.0       $161.0       1.9x         NA
  1/19/2005   OnBoard Software Inc.                MTC Technologies Inc.            $ 34.0       $ 15.0       2.3x         NA
  1/12/2005   Shenandoah Electronic
              Intelligence Inc.                    SI International Inc.            $ 75.0       $ 73.9       1.0x       7.9x
   1/7/2005   Windermere Group LLC                 Essex Corp.                      $ 69.4       $ 64.0       1.1x         NA
   1/3/2005   Sytel Inc.                           TechTeam Global, Inc.            $ 20.5       $ 28.8       0.7x       7.2x
 12/27/2004   Manufacturing Technology Inc.        MTC Technologies Inc.            $ 75.0       $ 50.0       1.5x         NA
 12/16/2004   RCI Holdings Corp.                   Serco Group Plc                  $215.0       $256.0       0.8x      14.3x
  12/1/2004   Bridge Technology Corporation        SI International Inc.            $ 30.0       $ 22.2       1.4x       8.6x
  9/11/2004   DigitalNet Holdings Inc.             BAE Systems North America        $585.9       $354.2       1.7x         NA
   9/9/2004   AC Technologies                      PEC Solutions, Inc.              $ 49.7       $ 48.5       1.0x       6.6x
              Inc.
  8/11/2004   Integrated Management
              Services, Inc.                       Anteon International Corp.       $ 31.0       $ 30.0       1.0x         NA
   8/2/2004   Impact Innovations Group LLC
              (Gov division)                       Dynamics Research Corporation    $ 53.4       $ 47.0       1.1x         NA
  7/27/2004   Simulation Technologies, Inc.        Anteon International Corp.       $ 15.0       $ 20.0       0.8x         NA
  6/29/2004   Command Technologies, Inc.           MTC Technologies Inc.            $ 47.0       $ 36.0       1.3x         NA
   6/1/2004   EPOS Corp                            Tier Technologies Inc.           $ 19.0       $ 15.0       1.3x         NA
  5/28/2004   Integrated Information
              Technology Corp.                     PEC Solutions Inc.               $ 35.0       $ 36.0       1.0x       8.3x
   5/6/2004   Beta Analytics International Inc.    Analex Corp.                     $ 32.3       $ 33.0       1.0x         NA
   4/5/2004   STI Government Systems               BAE Systems North America        $ 27.0           NA         NA         NA
  3/10/2004   AMS Defense & Intelligence
              Group                                CACI International               $415.0       $250.0       1.7x      16.6x
  2/12/2004   CMS Information Services,
              Inc                                  CACI International               $ 30.0       $ 39.0       0.8x      10.7x
  1/22/2004   Science & Engineering
              Associates, Inc.                     ITS Services Inc.                $100.0       $108.0       0.9x      11.6x
   1/8/2004   ORION Scientific Systems, Inc.       SRA International Inc.           $ 34.5       $ 30.0       1.2x         NA
   1/8/2004   FAAC, Inc.                           Arotech Corp.                    $ 14.0       $ 15.0       0.9x         NA

                                                                                                Average       1.2x      10.5x
                                                                                                Median        1.1x       9.2x

($MM)

   Date
 Announced         Target                          Services Provided to the U.S. Federal Government (DoD, Intelligence, other)
----------- -------------------------------------- ---------------------------------------------------------------------------
  4/26/2005   PEC Solutions, Inc.                  Secure, interoperable technology solutions
  3/22/2005   ComGlobal Systems,                   Software and information technology firm providing C4I
              Incorporated                         services to military and federal government agencies
  2/18/2005   SYTEX Group Inc.                     Technology engineering and systems integration, network
                                                   security solutions, business management solutions
  2/18/2005   Integic Corporation                  Enterprise health and business process software solutions
  1/19/2005   OnBoard Software Inc.                Technical development of hardware and software
  1/12/2005   Shenandoah Electronic                Records management, applications support, secure
              Intelligence Inc.                    optical card processing
   1/7/2005   Windermere Group LLC                 Software development, advanced engineering design and information assurance
   1/3/2005   Sytel Inc.                           Network design and network security services, help desk support
 12/27/2004   Manufacturing Technology Inc.        Product life cycle support for systems and electronics
 12/16/2004   RCI Holdings Corp.                   Systems engineering and HR business process management
  12/1/2004   Bridge Technology Corporation        Program management, systems and software engineering
  9/11/2004   DigitalNet Holdings Inc.             Networked infrastructure, information assurance solutions
   9/9/2004   AC Technologies                      Software engineering and network services primarily to non-security
              Inc.                                 civilian federal agencies
  8/11/2004   Integrated Management                Information security/assurance, infrastructure security,
              Services, Inc.                       enterprise IT architecture
   8/2/2004   Impact Innovations Group LLC         Enterprise content management, application development,
              (Gov division)                       IT service management, information security
  7/27/2004   Simulation Technologies, Inc.        Modeling and simulation software solutions and services
  6/29/2004   Command Technologies, Inc.           Professional and technical services, information technology
   6/1/2004   EPOS Corp                            Interactive communications and transaction processing technologies
  5/28/2004   Integrated Information               Network and computer services, satellite communications,
              Technology Corp.                     communication system engineering and installation
   5/6/2004   Beta Analytics International Inc.    Security and intelligence data support
   4/5/2004   STI Government Systems               IT systems and integration
  3/10/2004   AMS Defense & Intelligence           IT support and software design for financial management, logistics,
              Group                                warfighting, intelligence
  2/12/2004   CMS Information Services, Inc        Enterprise network solutions, enterprise financial management systems, software engineering and integration
  1/22/2004   Science & Engineering                Advanced sensor development, spectral imaging, security
              Associates, Inc.                     solutions, system engineering and design
   1/8/2004   ORION Scientific Systems, Inc.       Analytical support, system development, proprietary knowledge management
   1/8/2004   FAAC, Inc.                           Simulators, systems engineering and related software products


Submission to Committee of Independent Directors               Telos Corporation

($MM)                            LTM                            Total         Net      Market      TEV       TEV /      TEV /
                               Revenue    EBITDA    Margin       Debt         Debt      Cap                 Revenue    EBITDA
                              --------   --------  -------     --------    --------   --------   --------  --------   --------
CACI International Inc.       $1,551.6   $  177.3     11.4%    $  347.4    $  284.1   $1,830.1   $2,114.2       1.4x      11.9x

Anteon International Corp.    $1,330.0   $  117.3      8.8%    $  164.2    $  129.0   $1,509.5   $1,638.6       1.2x      14.0x

Mantech International Corp.   $  842.4   $   48.2      5.7%    $   25.2    $    2.2   $  781.4   $  783.7       0.9x      16.3x

SRA International Inc.        $  755.5   $   89.0     11.8%    $    0.0    $ (180.3)  $1,728.3   $1,547.9       2.0x      17.4x

Cubic Corp.                   $  740.9   $   57.8      7.8%    $   93.6    $   77.3   $  478.3   $  555.6       0.7x       9.6x

MTC Technologies Inc.         $  298.4   $   35.7     12.0%    $   63.3    $   63.3   $  471.5   $  534.8       1.8x      15.0x

SI International Inc.         $  290.1   $   21.8      7.5%    $  100.0    $   87.7   $  258.7   $  346.3       1.2x      15.9x

Argon ST Inc. (1)             $  206.4   $   30.8     14.9%    $    0.2    $  (42.2)  $  557.0   $  514.8       2.5x      16.7x

PEC Solutions Inc.            $  202.7   $   31.9     15.7%    $    0.0    $  (29.4)  $  422.2   $  392.8       1.9x      12.3x

Analex Corp. (1)              $  145.7   $   15.0     10.3%    $   73.8    $   73.2   $   49.3   $  122.5       0.8x       8.2x

Tier Technologies Inc.        $  133.1   $    7.1      5.3%    $    0.2    $  (53.3)  $  149.4   $   96.1       0.7x      13.5x

                                                                                                  Average       1.4x      13.7x
                                                                                                   Median       1.2x      14.0x

(1) LTM figues are pro forma for significant material merger transactions in the LTM period.